

January 13, 2025

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed November 27, 2024**
> **File No. 333-273211**

Dear Gilberto Tomazoni:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024, letter.

Amendment to Form F-4 filed November 27, 2024

Capitalization, page 68

1. Refer to the as adjusted column and include as appropriate the respective amount for the equity line item of share capital - JBS S.A. We note the omission of the amount notwithstanding its inclusion in the computation of total equity and total capitalization within this column. Please revise or advise accordingly.

Amendment No. 4 to Registration Statement on Form F-4
Index to Financial Statements, page F-1

2. We note your December 31, 2023, audited financial statements may become older than 12 months at the date of your next amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are

required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

General

3. We note your response to prior comment 17. Please revise to prominently disclose in the forepart of your registration statement (*e.g.,* the cover page, Q&A, and/or summary) the disparate tax treatment, clearly stating that the proposed transaction will trigger recognition of capital gains or losses to non-controlling shareholders, while it will be a non-recognition event for controlling shareholders. Revise language that refers to the tax treatment in hypothetical terms, changing "may" to "will," or include disclosure to explain the related uncertainties. Include relevant cross-references to the related risk factor.

4. Please revise the following risk factors, and disclosure elsewhere as appropriate, to address the following:

    • We note disclosure on page 51 that, "To the extent that any of our suppliers provides incorrect or incomplete information to the CAR or to us as part of their reporting requirements, we may inadvertently purchase cattle or grain from non-conforming suppliers in violation of our policies, thereby subjecting ourselves to potential liabilities." If true, revise to disclose that such purchases would violate applicable laws and regulations, in addition to your policies, and specifically address whether the EUDR would be implicated by such purchases. Additionally revise to disclose whether and how you seek to verify information provided by your suppliers, or otherwise take steps to seek to prevent and detect non-conforming supply, rather than characterizing purchases as "inadvertent."

    • We note disclosure on page 52 that, "Most of the cattle we process are bred and raised by our suppliers. If we are unable to ensure that the suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties . . . ." Revise to clarify whether these references are to your direct suppliers, or include indirect suppliers, and to discuss the steps you take to seek to ensure supplier "compliance of all applicable environmental and human rights laws and regulations."

    • We note your disclosure that the EUDR's "main obligations will be applicable in December 2024." Given its current applicability, revise disclosure referring to the EUDR in prospective or hypothetical terms (for instance, "If we are unable to ensure that we are in compliance with the EUDR, we may be subject to fines and other penalties"). Your revised disclosure should directly address whether and to what extent you expect to be in compliance with EUDR requirements, taking into account limitations on your ability to monitor direct and/or indirect supplier compliance.

In addition, update information related to JBS's 2022 sustainability report in light of the publication of JBS's 2023 sustainability report.

5.   We note media reports relating to the treatment of Haitian workers at JBS's plant in Greeley, Colorado. Please revise your disclosure relating to worker safety, employee policies, and union relations to specifically discuss the complaints filed by or on behalf of such workers with relevant regulatory authorities, including the Department of Labor and Equal Employment Opportunity Commission, identifying their basis and status, and assess the material related risks to the Company, including reputational risks.

6.   Refer to your added disclosure on page xiii. Please revise to remove any implication that the law you cite applies to forward-looking statements in this document.

Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli